

Mail Stop 4628

December 30, 2015

Edward E. Cohen
Chief Executive Officer
Atlas Growth Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 410
Pittsburgh, PA 15275

    Re: Atlas Growth Partners, L.P.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 10, 2015
           File No. 333-207537

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2015 letter.

General

1.   We note your response to prior comment 3, but are unable to agree that the automatic amendment and restatement of the Post-Listing Partnership Agreement is not an offer of a new security. Please revise your registration statement to include the registration of the post-listing common units to be offered in exchange for the Class A and Class T common units.

2.   We note your revisions in response to prior comment 5. Please expand your disclosure to include how the distributions made to unitholders of the described master limited partnerships will compare to your quarterly target distribution for the issuer.

3.   The staff of the Division of Investment Management has reviewed your response to prior comment 11. In your response, you assert, among other things, that the company does not "currently own any investment securities" and that the company intends to rely on the exemption provided by Rule 3a-1 under the Investment Company Act. Please explain why, as a company owning no investment securities, it is necessary for the company to rely on the Rule 3a-1 exemption. Assuming the company owns investment securities or will do so in the future, please provide a detailed analysis of the company's investment company status that will provide the staff with adequate information (including, if necessary, a detailed calculation on an unconsolidated basis pursuant to Section 3(a)(1)(C) of the Investment Company Act) to assess, among other things, whether and to what extent the company owns "investment securities" as that term is defined in Section 3(a)(2) of the Investment Company Act.

4.   We note your response to prior comment 13, but are unable to locate your discussion of major adverse business developments or conditions experienced by prior partnerships that would be material to investors. Please advise or revise to provide more quantified information.

Prospectus Cover Page

5.   Please revise your disclosure on the cover page and elsewhere to clarify that your partnership agreement does not require you to provide a liquidity event within a specified time frame or at all.

Summary, page 1

Our Properties, page 2

Eagle Ford, page 2

6.   The disclosure of six producing wells and four wells awaiting completion as of September 30, 2015 provided here and on pages 95 and 111 appears inconsistent with the disclosure on page 130 of a total of eight productive Eagle Ford wells as of the same date. Please modify your disclosure as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Risk Factors, page 26

Absence of protection under the Investment Company Act, page 28

7.   Please expand your disclosure to explain why the company is not an investment company, and include specific references to the exemption(s)/exclusion(s) that are being relied upon. Please also provide disclosure to the effect that if the company were to become an investment company, it would be regulated as such (e.g., it would be required

to produce necessary filings and financials under the Investment Company Act and would expect to incur additional registration and compliance costs).

Compensation and fees to our general partner will reduce cash distributions, page 28

8.   We note your revisions in response to prior comment 19. Please clarify that your general partner will determine which costs incurred are reimbursable and that there are no limits on the amount of reimbursements on administrative costs to be paid to your general partner.

Source of Funds and Estimated Use of Proceeds, page 54

9.   We note your response to prior comment 21. Please revise your filing to clarify whether you intend to request a borrowing base redetermination under your secured credit facility in connection with the closing of this offering.

10.   Please provide a separate breakdown of the proceeds that will be applied (i) to develop, operate and manage your oil and gas properties, and (ii) to acquire oil and gas properties, to the extent practicable.

Cash Distribution Policy and Restrictions on Distributions, page 55

11.   We note you intend to pay a target quarterly distribution rate of $0.175 per unit, or $0.70 per unit per year, which you disclose will result in a quarterly distribution of $21,577,572 per quarter, or $86,310,287 per year, assuming all common units in this offering are issued. As your financial statements reflect that you have cash and cash equivalents of $38,225,000 and a net loss of $15,330,000 for the nine-months ended September 30, 2015, please revise your filing to demonstrate your ability to make such distribution on a quarterly and annualized basis following the closing of this offering and clarify whether you intend to fund your target distribution proceeds from offering proceeds or other financing activities.

Business and Properties, page 110

Estimated Proved Reserves, page 125

12.   Please expand your disclosure to explain the reason for the apparent reduction in total natural gas and NGL historical reserves at September 30, 2015 compared to the pro forma figures for such reserves at December 31, 2014.

Drilling Activities, page 129

13.   We have read your response to prior comment 35 and note your revised disclosure relating to the drilling activities for the nine months ended September 30, 2015 and 2014

and the years ended December 31, 2014 and 2013. Your disclosure indicates the table presents the number of wells you drilled, both gross and "for the net interest." However, we note the table shows no gross wells corresponding to the 0.2 net wells for the periods ended December 31, 2013 or September 30, 2014 for the Mississippi Lime. Please modify your disclosure as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation between the gross and net figures presented. Please note your disclosure of gross and net wells drilled should be consistent with the definition of a gross well and a net well described under Items 1208(c)(1) and 1208(c)(2) of Regulation S-K, respectively.

14.   Please clarify for us and expand your disclosure to explain why you disclose two gross and net and four gross and net wells turned in line for the Eagle Ford for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively while you separately disclose that there were no Eagle Ford wells drilled during these periods.

15.   Please modify your disclosure to incorporate the footnote disclosure regarding your exploratory drilling activity to accompany the tabular presentation of your development drilling activities provided on page 129.

Notes to Consolidated Financial Statements

Note 12-Supplemental Oil and Gas Information (Unaudited), page F-20

Changes in Standardized Discounted Cash Flows, page F-23

16.   We have read your response to prior comment number 43. We reissue our comment in part as your revised disclosure does not appear to address the changes in the standardized measure of discounted cash flows corresponding to the revisions in the previous estimates of your proved reserves for the period ending December 31, 2014. Please modify your disclosure as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation in the figures presented. Refer to the disclosure requirements in FASB ASC 932-235-50-35.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources